FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	………………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	October 27, 2016	By ……/s/……… Eiji Shimizu ………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2016

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2016

October 26, 2016

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)		Three months ended September 30, 2016
Net sales	¥778,838	¥925,782	-	15.9	$7,711,267
Operating profit	40,015	77,259	-	48.2	396,188
Income before income taxes	45,263	73,961	-	38.8	448,149
Net income attributable to Canon Inc.	¥24,381	¥49,180	-	50.4	$241,396

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥22.33	¥45.03	-	50.4	$0.22
- Diluted	22.33	45.03	-	50.4	0.22

CONSOLIDATED RESULTS FOR THE NINE MONTHS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)		Nine months ended September 30, 2016	Year ending December 31, 2016	Change(%)

Net sales	¥2,436,314	¥2,757,633	-	11.7	$24,121,921	¥3,360,000	-	11.6
Operating profit	148,698	248,168	-	40.1	1,472,257	235,000	-	33.8
Income before income taxes	172,016	238,477	-	27.9	1,703,129	262,000	-	24.6
Net income attributable to Canon Inc.	¥105,820	¥151,305	-	30.1	$1,047,723	¥165,000	-	25.1

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥96.90	¥138.56	-	30.1	$0.96	¥151.09	-	25.1
- Diluted	96.90	138.55	-	30.1	0.96	-		-

	Actual
	As of September 30, 2016	As of December 31, 2015	Change(%)		As of September 30, 2016

Total assets	¥4,530,096	¥4,427,773	+	2.3	$44,852,436

Canon Inc. stockholders’ equity	¥2,622,133	¥2,966,415	-	11.6	$25,961,713

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY101=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2016, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2016 Third Quarter in Review

Looking back at the global economy in the third quarter of 2016, the U.S. economy continued recovering moderately as consumer spending and employment conditions improved. In Europe, although consumer spending and exports grew moderately, particularly in Germany, the outlook for the region’s economy has grown increasingly uncertain due to concerns over the U.K.’s decision to exit the EU. The Chinese economy continued its deceleration trend while the economies of many emerging countries, including Russia and Brazil, remained stagnant. In Japan, although employment conditions continued to improve, corporate capital investment remained weak. Looking at the global economy as a whole, the recovery has been weaker than was expected at the beginning of 2016.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as for the previous year while demand for laser printers decreased from the previous year due to sluggish economic conditions in emerging countries. As for cameras, the market, which had been facing decreasing demand, primarily for digital compact cameras, suffered from a shortage of components arising from the Kumamoto earthquake earlier in the year. Additionally, demand for consumer inkjet printers continued to decline. Within the Industry and Others sector, however, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth thanks to active capital investment by panel manufacturers.

The average value of the yen during the third quarter was ¥102.33 against the U.S. dollar, a year-on-year appreciation of approximately ¥20, and ¥114.25 against the euro, a year-on-year appreciation of approximately ¥22, which had a negative impact on net sales of ¥103.9 billion and on operating profit of ¥36.4 billion. As for the first nine months of the year, the average value of the yen was ¥108.25 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥121.13 against the euro, a year-on-year appreciation of approximately ¥14, which had a negative impact on net sales of ¥210.7 billion and on operating profit of ¥79.9 billion.

During the third quarter, although office MFDs enjoyed solid demand, mainly for color models, sales of laser printers declined due to sluggish economic conditions in emerging countries. Looking at interchangeable-lens digital cameras, sales volume for the quarter exceeded that for the same period of the previous year supported by sales of new products and compact-system cameras, while sales volume for digital compact cameras declined in all regions compared with the previous year amid the ongoing contraction of the market. Sales volume for inkjet printers also declined due to the shrinking market for consumer products. In contrast, sales of industrial equipment increased, particularly systems used in the production of OLED displays, boosted by increased capital investment by panel manufacturers. Consequently, along with the negative impact of the appreciation of the yen, third-quarter net sales decreased 15.9% year on year to ¥778.8 billion. Net sales for the nine months ended September 30, 2016 totaled ¥2,436.3 billion, a year-on-year decrease of 11.7%. The gross profit ratio decreased by 2.3 points year on year to 48.4% mainly due to the negative effect of the yen’s appreciation. Despite a reduction in operating expenses of 14.1% year on year thanks to Group-wide efforts to reduce spending, third-quarter operating profit decreased by 48.2% to ¥40.0 billion. Other income (deductions) increased by ¥8.5 billion due to foreign currency exchange gains while income before income taxes decreased by 38.8% year on year to ¥45.3 billion and net income attributable to Canon Inc. decreased by 50.4% to ¥24.4 billion. Operating profit for the first nine months of the year decreased by 40.1% to ¥148.7 billion while income before income taxes decreased by 27.9% to ¥172.0 billion and net income attributable to Canon Inc. over the same period decreased by 30.1% to ¥105.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥22.33 for the third quarter, a year-on-year decrease of ¥22.70, and ¥96.90 for the first nine months, a year-on-year decrease of ¥41.66.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs overall increased from the same period of the previous year thanks to strong sales of color machines. This growth was supported by steady sales of the A3 (12”x18”)-model imageRUNNER ADVANCE C5500 series, which was released this year, and the small-office/home-office color A3 (12”x18”)-model imageRUNNER ADVANCE C3300 series, which was launched in the previous year, along with expanded sales of the imagePRESS C10000VP series, which targets the production printing market. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, although unit sales for the quarter only declined slightly year on year, the impact of sluggish economic conditions led to a significant decrease in sales of consumables that has continued from the second quarter of 2016. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥411.2 billion, decreasing 19.5% year on year, while operating profit totaled ¥28.6 billion, a year-on-year decline of 57.5%. Sales for the combined first nine months of the year totaled ¥1,322.0 billion, a year-on-year decrease of 16.2%, while operating profit totaled ¥120.9 billion, a year-on-year decline of 44.6%.

Within the Imaging System Business Unit, sales volume for interchangeable-lens digital cameras grew compared with same period of the previous year owing to healthy demand for the advanced-amateur-model EOS 80D and EOS 5D Mark IV digital SLR cameras, which were launched this year, and an increase in sales volume in Asia, Japan and European markets of the EOS M3 and M10 compact-system cameras, which were released in the previous year. As for digital compact cameras, sales volume declined amid difficulties in procuring components due to the Kumamoto earthquake earlier in the year, along with the ongoing contraction of the market. As for inkjet printers, although sales volume declined compared with the same period of the previous year due to the shrinking market for consumer products, strong demand fueled sales of models equipped with large-capacity ink tanks targeting emerging countries, which were launched in the previous year, and of the new imagePROGRAF PRO-4000, which targets the graphic art market. As a result of these factors, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 17.9% to ¥248.2 billion while operating profit totaled ¥29.9 billion, a year-on-year decline of 28.4%. Sales for the combined first nine months of the year totaled ¥770.5 billion, a year-on-year decrease of 14.2%, while operating profit totaled ¥92.7 billion, declining 23.6% year on year.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment decreased from the same period of the previous year amid the postponement of some capital investments by customers. As for FPD lithography equipment, unit sales of lithography systems employed in the fabrication of mid- and small-size panels increased in response to growing demand for high-definition OLED displays used in mobile devices. Also, sales of manufacturing equipment for OLED displays, which is sold by Canon Tokki, increased amid brisk capital investment by panel manufacturers. In addition, sales of network cameras enjoyed healthy demand thanks to efforts to strengthen the product lineup, such as the launch of new products capable of color image capture over long distances even at night. Consequently, sales for the business unit increased 1.5% year on year to ¥140.9 billion while operating profit grew by ¥3.8 billion to ¥4.4 billion. Sales for the combined first nine months of the year totaled ¥409.0 billion, a year-on-year increase of 14.1%, while operating profit totaled ¥4.3 billion, an improvement of ¥14.6 billion compared with the previous year.

Cash Flow

During the first nine months of 2016, cash flow from operating activities totaled ¥343.4 billion, an increase of ¥12.5 billion compared with the previous year owing to improvements in such working capital as trade receivables. Cash flow from investing activities increased ¥460.4 billion year on year to ¥824.9 billion due to the payment for the right to acquire all of the ordinary shares of Toshiba Medical Systems Corporation (TMSC). Accordingly, free cash flow totaled negative ¥481.5 billion, a decrease of ¥447.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded proceeds of ¥436.3 billion, mainly owing to a provisional bank borrowing related to TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥99.1 billion to ¥534.5 billion from the end of the previous year.

Outlook

As for the outlook in the fourth quarter, the U.S. economy is expected to continue recovering gradually as employment conditions improve. Looking at the European economy, the effects of the U.K.’s decision to leave the EU are slowly being felt as projections for the European economy grow increasingly uncertain. The outlook for the Japanese economy, despite signs of a recovery in employment conditions, indicates prolonged sluggish consumer spending. As for emerging economies, including China, more time will likely be needed before a true recovery takes hold.

In the businesses in which Canon is involved, among office MFDs, demand for color models and light-production models is expected to grow moderately despite the contraction of the market for monochrome and low-end models amid the market slump in emerging countries. Looking at the laser printer market, demand is expected to remain low for the time being owing to prolonged economic sluggishness. As for the interchangeable-lens digital cameras, once the cause of the temporary slump arising from the Kumamoto earthquake has been removed, the market is expected to realize a modest recovery. By contrast, projections for digital compact cameras indicate continued market contraction in all regions, primarily among low-priced models. With regard to inkjet printers, demand for business inkjet printers is projected to grow moderately while demand for consumer models is expected to continue to decline. Looking at industrial equipment, within the semiconductor lithography equipment segment, manufacturers are expected to postpone some capital investment until next year while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to continued active capital investment by panel manufacturers. The network camera market is also expected to grow in response to increasing global safety and security needs.

With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥100 to the U.S. dollar and ¥113 to the euro, representing appreciations of approximately ¥15 against both the U.S. dollar and the euro compared with the annual average rates of the previous year.

Upon taking into consideration the prolonged economic slowdown in developing countries, along with the negative impact of the revised foreign exchange rate assumptions on sales and gross profit, Canon projects full-year consolidated net sales in 2016 of ¥3,360.0 billion, a year-on-year decrease of 11.6%; operating profit of ¥235.0 billion, a year-on-year decrease of 33.8%; income before income taxes of ¥262.0 billion, a year-on-year decrease of 24.6%; and net income attributable to Canon Inc. of ¥165.0 billion, a year-on-year decrease of 25.1%.

The impact of the acquisition of TMSC has not been included in the Consolidated Outlook for the reason that the clearance process by necessary competition regulatory authorities is still ongoing in some countries and regions outside Japan.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2016		Change	Year ended December 31, 2015	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	3,520,000	3,360,000	(160,000)	3,800,271	-11.6%
Operating profit	265,000	235,000	(30,000)	355,210	-33.8%
Income before income taxes	280,000	262,000	(18,000)	347,438	-24.6%
Net income attributable to Canon Inc.	180,000	165,000	(15,000)	220,209	-25.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2016	As of December 31, 2015	Change
ASSETS
Current assets:
Cash and cash equivalents	534,480	633,613	(99,133)
Short-term investments	7,966	20,651	(12,685)
Trade receivables, net	444,668	588,001	(143,333)
Inventories	494,474	501,895	(7,421)
Prepaid expenses and other current assets	228,059	313,019	(84,960)

Total current assets	1,709,647	2,057,179	(347,532)

Noncurrent receivables	27,290	29,476	(2,186)
Investments	726,950	67,862	659,088
Property, plant and equipment, net	1,140,034	1,219,652	(79,618)
Intangible assets, net	205,372	241,208	(35,836)
Goodwill	411,311	478,943	(67,632)
Other assets	309,492	333,453	(23,961)

Total assets	4,530,096	4,427,773	102,323

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	610,567	688	609,879
Trade payables	288,793	278,255	10,538
Accrued income taxes	23,597	47,431	(23,834)
Accrued expenses	282,195	317,653	(35,458)
Other current liabilities	154,516	171,302	(16,786)

Total current liabilities	1,359,668	815,329	544,339
Long-term debt, excluding current installments	685	881	(196)
Accrued pension and severance cost	266,651	296,262	(29,611)
Other noncurrent liabilities	76,104	130,838	(54,734)

Total liabilities	1,703,108	1,243,310	459,798

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,385	401,358	27
Legal reserve	66,528	65,289	1,239
Retained earnings	3,305,929	3,365,158	(59,229)
Accumulated other comprehensive income (loss)	(316,053)	(29,742)	(286,311)
Treasury stock, at cost	(1,010,418)	(1,010,410)	(8)

Total Canon Inc. shareholders’ equity	2,622,133	2,966,415	(344,282)

Noncontrolling interests	204,855	218,048	(13,193)

Total equity	2,826,988	3,184,463	(357,475)

Total liabilities and equity	4,530,096	4,427,773	102,323

	Millions of yen
	As of September 30, 2016	As of December 31, 2015
Notes:

1. Allowance for doubtful receivables	10,069	12,077
2. Accumulated depreciation	2,490,138	2,570,806
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(198,705)	87,038
Net unrealized gains and losses on securities	10,203	14,055
Net gains and losses on derivative instruments	1,757	182
Pension liability adjustments	(129,308)	(131,017)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)

Net sales	778,838	925,782	-	15.9
Cost of sales	402,226	456,563

Gross profit	376,612	469,219	-	19.7
Operating expenses:
Selling, general and administrative expenses	263,607	309,687
Research and development expenses	72,990	82,273

	336,597	391,960

Operating profit	40,015	77,259	-	48.2
Other income (deductions):
Interest and dividend income	1,052	1,032
Interest expense	(321)	(150)
Other, net	4,517	(4,180)

	5,248	(3,298)

Income before income taxes	45,263	73,961	-	38.8

Income taxes	18,473	21,661

Consolidated net income	26,790	52,300
Less: Net income attributable to noncontrolling interests	2,409	3,120

Net income attributable to Canon Inc.	24,381	49,180	-	50.4

Results for the nine months	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)

Net sales	2,436,314	2,757,633	-	11.7
Cost of sales	1,222,588	1,346,057

Gross profit	1,213,726	1,411,576	-	14.0
Operating expenses:
Selling, general and administrative expenses	836,604	918,203
Research and development expenses	228,424	245,205

	1,065,028	1,163,408

Operating profit	148,698	248,168	-	40.1
Other income (deductions):
Interest and dividend income	3,584	4,305
Interest expense	(842)	(511)
Other, net	20,576	(13,485)

	23,318	(9,691)

Income before income taxes	172,016	238,477	-	27.9

Income taxes	59,930	80,445

Consolidated net income	112,086	158,032
Less: Net income attributable to noncontrolling interests	6,266	6,727

Net income attributable to Canon Inc.	105,820	151,305	-	30.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)

Consolidated net income	26,790	52,300	-	48.8
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(26,415)	(67,638)
Net unrealized gains and losses on securities	2,147	(5,356)
Net gains and losses on derivative instruments	(806)	1,625
Pension liability adjustments	(233)	(356)

	(25,307)	(71,725)

Comprehensive income (loss)	1,483	(19,425)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	896	597

Comprehensive income (loss) attributable to Canon Inc.	587	(20,022)		-

Results for the nine months	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)

Consolidated net income	112,086	158,032	-	29.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(296,673)	(51,520)
Net unrealized gains and losses on securities	(4,187)	(769)
Net gains and losses on derivative instruments	1,566	2,850
Pension liability adjustments	2,620	(1,014)

	(296,674)	(50,453)

Comprehensive income (loss)	(184,588)	107,579		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	(3,839)	8,553

Comprehensive income (loss) attributable to Canon Inc.	(180,749)	99,026		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)
Office	411,221	510,724	-	19.5
Imaging System	248,188	302,460	-	17.9
Industry and Others	140,884	138,770	+	1.5
Eliminations	(21,455)	(26,172)		-

Total	778,838	925,782	-	15.9

	Millions of yen
Sales by region	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)
Japan	164,807	169,863	-	3.0
Overseas:
Americas	224,757	291,027	-	22.8
Europe	194,540	250,483	-	22.3
Asia and Oceania	194,734	214,409	-	9.2

	614,031	755,919	-	18.8

Total	778,838	925,782	-	15.9

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)
Office	1,321,969	1,576,809	-	16.2
Imaging System	770,547	897,652	-	14.2
Industry and Others	409,026	358,440	+	14.1
Eliminations	(65,228)	(75,268)		-

Total	2,436,314	2,757,633	-	11.7

	Millions of yen
Sales by region	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)
Japan	501,883	510,543	-	1.7
Overseas:
Americas	696,077	832,826	-	16.4
Europe	651,199	773,639	-	15.8
Asia and Oceania	587,155	640,625	-	8.3

	1,934,431	2,247,090	-	13.9

Total	2,436,314	2,757,633	-	11.7

Notes:	1.	The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Cash flows from operating activities:
Consolidated net income	112,086	158,032
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,855	201,475
Loss on disposal of fixed assets	4,174	4,582
Deferred income taxes	(5,708)	(6,510)
Decrease in trade receivables	87,122	92,140
Increase in inventories	(50,969)	(76,601)
Increase in trade payables	31,549	9,980
Decrease in accrued income taxes	(21,842)	(21,868)
Decrease in accrued expenses	(4,196)	(3,854)
Increase in accrued (prepaid) pension and severance cost	6,384	5,224
Other, net	(1,092)	(31,768)

Net cash provided by operating activities	343,363	330,832

Cash flows from investing activities:
Purchases of fixed assets	(162,347)	(175,268)
Proceeds from sale of fixed assets	5,022	2,464
Purchases of available-for-sale securities	(84)	(98)
Proceeds from sale and maturity of available-for-sale securities	408	183
Decrease in time deposits, net	10,112	53,052
Acquisitions of businesses, net of cash acquired	(9,239)	(241,386)
Purchases of other investments	(669,962)	(1,103)
Other, net	1,181	(2,309)

Net cash used in investing activities	(824,909)	(364,465)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	410	557
Repayments of long-term debt	(664)	(997)
Increase in short-term loans, net	610,011	18
Purchases of noncontrolling interests	(4,993)	(29,570)
Dividends paid	(163,810)	(174,711)
Repurchases and reissuance of treasury stock	(8)	799
Other, net	(4,607)	(6,054)

Net cash provided by (used in) financing activities	436,339	(209,958)
Effect of exchange rate changes on cash and cash equivalents	(53,926)	(19,742)

Net change in cash and cash equivalents	(99,133)	(263,333)
Cash and cash equivalents at beginning of year	633,613	844,580

Cash and cash equivalents at end of year	534,480	581,247

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

           Not applicable.

6. SEGMENT INFORMATION

 SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015	Change(%)
Office
Net sales:
External customers	410,708	510,099	- 19.5
Intersegment	513	625	- 17.9
Total	411,221	510,724	- 19.5
Operating cost and expenses	382,669	443,480	- 13.7
Operating profit	28,552	67,244	- 57.5

Imaging System
Net sales:
External customers	247,966	302,166	- 17.9
Intersegment	222	294	- 24.5
Total	248,188	302,460	- 17.9
Operating cost and expenses	218,318	260,754	- 16.3
Operating profit	29,870	41,706	- 28.4

Industry and Others
Net sales:
External customers	120,164	113,517	+ 5.9
Intersegment	20,720	25,253	- 18.0
Total	140,884	138,770	+ 1.5
Operating cost and expenses	136,475	138,149	- 1.2
Operating profit	4,409	621	+ 610.0

Corporate and Eliminations
Net sales:
External customers	-	-	-
Intersegment	(21,455)	(26,172)	-
Total	(21,455)	(26,172)	-
Operating cost and expenses	1,361	6,140	-
Operating profit	(22,816)	(32,312)	-

Consolidated
Net sales:
External customers	778,838	925,782	- 15.9
Intersegment	-	-	-
Total	778,838	925,782	- 15.9
Operating cost and expenses	738,823	848,523	- 12.9
Operating profit	40,015	77,259	- 48.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change(%)
Office
Net sales:
External customers	1,320,206	1,574,880	-	16.2
Intersegment	1,763	1,929	-	8.6
Total	1,321,969	1,576,809	-	16.2
Operating cost and expenses	1,201,108	1,358,466	-	11.6
Operating profit	120,861	218,343	-	44.6

Imaging System
Net sales:
External customers	769,836	896,723	-	14.2
Intersegment	711	929	-	23.5
Total	770,547	897,652	-	14.2
Operating cost and expenses	677,836	776,339	-	12.7
Operating profit	92,711	121,313	-	23.6

Industry and Others
Net sales:
External customers	346,272	286,030	+	21.1
Intersegment	62,754	72,410	-	13.3
Total	409,026	358,440	+	14.1
Operating cost and expenses	404,740	368,735	+	9.8
Operating profit	4,286	(10,295)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(65,228)	(75,268)		-
Total	(65,228)	(75,268)		-
Operating cost and expenses	3,932	5,925		-
Operating profit	(69,160)	(81,193)		-

Consolidated
Net sales:
External customers	2,436,314	2,757,633		-11.7
Intersegment	-	-		-
Total	2,436,314	2,757,633		-11.7
Operating cost and expenses	2,287,616	2,509,465		-8.8
Operating profit	148,698	248,168		-40.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Discontinue disclosure of "SEGMENT INFORMATION BY GEOGRAPHIC AREA"

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information, "SEGMENT INFORMATION BY GEOGRAPHIC AREA", which is based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent. Sales information based on the location where the products is shipped to customers is available on page 9 "3. DETAILS OF SALES in II. Financial Statements".

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS' EQUITY

     None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	September 30, 2016	December 31, 2015	Change
Subsidiaries	324	317	7
Affiliates	5	5	-
Total	329	322	7

2.	Change in Group Entities

Subsidiaries
Addition:	13 companies
Removal:	6 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In November 2015, the Financial Accounting Standards Board issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon's current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2016
Net cash provided by operating activities	343.4
Net cash used in investing activities	(824.9)

Free cash flow	(481.5)

Canon Inc.

Oct. 26, 2016

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

AND NINE MONTHS ENDED SEPTEMBER 30, 2016

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2016			2015			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	88,993	279,531	-	88,719	280,473	379,277	+0.3%	-0.3%	-
Imaging System	38,933	116,130	-	45,045	131,781	198,739	-13.6%	-11.9%	-
Industry and Others	36,881	106,222	-	36,099	98,289	136,264	+2.2%	+8.1%	-
Total	164,807	501,883	712,800	169,863	510,543	714,280	-3.0%	-1.7%	-0.2%
Overseas
Office	321,715	1,040,675	-	421,380	1,294,407	1,728,969	-23.7%	-19.6%	-
Imaging System	209,033	653,706	-	257,121	764,942	1,063,928	-18.7%	-14.5%	-
Industry and Others	83,283	240,050	-	77,418	187,741	293,094	+7.6%	+27.9%	-
Total	614,031	1,934,431	2,647,200	755,919	2,247,090	3,085,991	-18.8%	-13.9%	-14.2%
Americas
Office	136,758	429,270	-	185,315	537,274	713,197	-26.2%	-20.1%	-
Imaging System	67,007	206,339	-	80,608	242,077	352,946	-16.9%	-14.8%	-
Industry and Others	20,992	60,468	-	25,104	53,475	78,279	-16.4%	+13.1%	-
Total	224,757	696,077	942,900	291,027	832,826	1,144,422	-22.8%	-16.4%	-17.6%
Europe
Office	117,393	397,791	-	151,415	494,996	680,619	-22.5%	-19.6%	-
Imaging System	64,163	209,968	-	82,645	239,719	335,312	-22.4%	-12.4%	-
Industry and Others	12,984	43,440	-	16,423	38,924	58,435	-20.9%	+11.6%	-
Total	194,540	651,199	905,500	250,483	773,639	1,074,366	-22.3%	-15.8%	-15.7%
Asia and Oceania
Office	67,564	213,614	-	84,650	262,137	335,153	-20.2%	-18.5%	-
Imaging System	77,863	237,399	-	93,868	283,146	375,670	-17.1%	-16.2%	-
Industry and Others	49,307	136,142	-	35,891	95,342	156,380	+37.4%	+42.8%	-
Total	194,734	587,155	798,800	214,409	640,625	867,203	-9.2%	-8.3%	-7.9%
Intersegment
Office	513	1,763	-	625	1,929	2,570	-17.9%	-8.6%	-
Imaging System	222	711	-	294	929	1,168	-24.5%	-23.5%	-
Industry and Others	20,720	62,754	-	25,253	72,410	95,293	-18.0%	-13.3%	-
Eliminations	(21,455)	(65,228)	-	(26,172)	(75,268)	(99,031)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	411,221	1,321,969	1,795,800	510,724	1,576,809	2,110,816	-19.5%	-16.2%	-14.9%
Imaging System	248,188	770,547	1,081,000	302,460	897,652	1,263,835	-17.9%	-14.2%	-14.5%
Industry and Others	140,884	409,026	570,100	138,770	358,440	524,651	+1.5%	+14.1%	+8.7%
Eliminations	(21,455)	(65,228)	(86,900)	(26,172)	(75,268)	(99,031)	-	-	-
Total	778,838	2,436,314	3,360,000	925,782	2,757,633	3,800,271	-15.9%	-11.7%	-11.6%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2016			2015			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	410,708	1,320,206	1,792,500	510,099	1,574,880	2,108,246	-19.5%	-16.2%	-15.0%
Intersegment	513	1,763	3,300	625	1,929	2,570	-17.9%	-8.6%	+28.4%
Total sales	411,221	1,321,969	1,795,800	510,724	1,576,809	2,110,816	-19.5%	-16.2%	-14.9%
Operating profit	28,552	120,861	175,600	67,244	218,343	290,586	-57.5%	-44.6%	-39.6%
% of sales	6.9%	9.1%	9.8%	13.2%	13.8%	13.8%	-	-	-
Imaging System
External customers	247,966	769,836	1,080,100	302,166	896,723	1,262,667	-17.9%	-14.2%	-14.5%
Intersegment	222	711	900	294	929	1,168	-24.5%	-23.5%	-22.9%
Total sales	248,188	770,547	1,081,000	302,460	897,652	1,263,835	-17.9%	-14.2%	-14.5%
Operating profit	29,870	92,711	142,000	41,706	121,313	183,439	-28.4%	-23.6%	-22.6%
% of sales	12.0%	12.0%	13.1%	13.8%	13.5%	14.5%	-	-	-
Industry and Others
External customers	120,164	346,272	487,400	113,517	286,030	429,358	+5.9%	+21.1%	+13.5%
Intersegment	20,720	62,754	82,700	25,253	72,410	95,293	-18.0%	-13.3%	-13.2%
Total sales	140,884	409,026	570,100	138,770	358,440	524,651	+1.5%	+14.1%	+8.7%
Operating profit	4,409	4,286	4,800	621	(10,295)	(13,079)	+610.0%	-	-
% of sales	3.1%	1.0%	0.8%	0.4%	-2.9%	-2.5%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(21,455)	(65,228)	(86,900)	(26,172)	(75,268)	(99,031)	-	-	-
Total sales	(21,455)	(65,228)	(86,900)	(26,172)	(75,268)	(99,031)	-	-	-
Operating profit	(22,816)	(69,160)	(87,400)	(32,312)	(81,193)	(105,736)	-	-	-
Consolidated
External customers	778,838	2,436,314	3,360,000	925,782	2,757,633	3,800,271	-15.9%	-11.7%	-11.6%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	778,838	2,436,314	3,360,000	925,782	2,757,633	3,800,271	-15.9%	-11.7%	-11.6%
Operating profit	40,015	148,698	235,000	77,259	248,168	355,210	-48.2%	-40.1%	-33.8%
% of sales	5.1%	6.1%	7.0%	8.3%	9.0%	9.3%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2016			2015			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	731	2,742	2,700	882	3,794	4,917	(151)	(1,052)	(2,217)
Forex gain (loss)	1,938	12,618	14,600	(5,614)	(21,140)	(22,149)	+7,552	+33,758	+36,749
Equity earnings of affiliated companies	162	673	900	30	337	447	+132	+336	+453
Other, net	2,417	7,285	8,800	1,404	7,318	9,013	+1,013	(33)	(213)
Total	5,248	23,318	27,000	(3,298)	(9,691)	(7,772)	+8,546	+33,009	+34,772
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2016			2015
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	16%	16%	16%	15%	16%
Color copiers	21%	21%	22%	19%	20%	20%
Printers	37%	37%	36%	41%	42%	41%
Others	26%	26%	26%	24%	23%	23%
Imaging System
Cameras	61%	61%	60%	62%	63%	62%
Inkjet printers	30%	30%	30%	28%	28%	29%
Others	9%	9%	10%	10%	9%	9%
Industry and Others
Lithography equipment	18%	21%	21%	25%	22%	24%
Others	82%	79%	79%	75%	78%	76%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2016
	3rd quarter	YTD	Year (P)
Office
Japan	+0.3%	-0.3%	-
Overseas	-8.9%	-10.1%	-
Total	-7.3%	-8.4%	-5.7%
Imaging System
Japan	-13.6%	-11.9%	-
Overseas	-2.6%	-3.7%	-
Total	-4.2%	-4.9%	-4.0%
Industry and Others
Japan	+2.2%	+8.1%	-
Overseas	+18.0%	+35.9%	-
Total	+7.4%	+18.3%	+13.6%
Total
Japan	-3.0%	-1.7%	-0.2%
Overseas	-4.0%	-4.1%	-2.8%
Americas	-7.7%	-6.4%	-5.6%
Europe	-8.0%	-6.6%	-4.8%
Asia and Oceania	+5.6%	+1.9%	+3.4%
Total	-3.8%	-3.7%	-2.3%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2016		2015
	YTD	Year (P)	YTD	Year
ROE *1	5.0%	5.8%	6.9%	7.4%
ROA *2	3.2%	3.7%	4.6%	5.0%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates							(Yen)
	2016				2015
	3rd quarter	YTD	4th quarter (P)	Year (P)	3rd quarter	YTD	Year
Yen/US$	102.33	108.25	100.00	106.00	122.12	120.96	121.13
Yen/Euro	114.25	121.13	113.00	118.75	135.93	134.74	134.20
							(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2016
	3rd quarter	YTD	Year (P)
US$	(56.4)	(112.3)	(179.1)
Euro	(32.3)	(63.2)	(100.9)
Other currencies	(15.2)	(35.2)	(50.3)
Total	(103.9)	(210.7)	(330.3)
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2016
	4th quarter (P)
On sales
US$	3.7
Euro	1.9
On operating profit
US$	1.4
Euro	0.8
	(P)=Projection

8. STATEMENTS OF CASH FLOWS					(Millions of yen)
	2016			2015
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Net cash provided by operating activities	102,156	343,363	447,000	106,120	330,832	474,724
Net cash used in investing activities	(48,817)	(824,909)	(879,000)	(58,459)	(364,465)	(453,619)
Free cash flow	53,339	(481,546)	(432,000)	47,661	(33,633)	21,105
Net cash used in financing activities	(83,544)	436,339	415,000	(86,393)	(209,958)	(210,202)
Effect of exchange rate changes on cash and cash equivalents	(4,495)	(53,926)	(56,600)	(6,986)	(19,742)	(21,870)
Net change in cash and cash equivalents	(34,700)	(99,133)	(73,600)	(45,718)	(263,333)	(210,967)
Cash and cash equivalents at end of period	534,480	534,480	560,000	581,247	581,247	633,613
					(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2016			2015
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office	23,047	73,003	-	25,692	80,310	105,298
Imaging System	21,184	67,890	-	22,139	67,027	90,236
Industry and Others	15,125	48,923	-	16,245	46,614	66,585
Corporate and Eliminations	13,634	38,608	-	18,197	51,254	66,381
Total	72,990	228,424	305,000	82,273	245,205	328,500
% of sales	9.4%	9.4%	9.1%	8.9%	8.9%	8.6%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2016			2015
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Increase in PP&E	39,452	130,442	185,000	44,295	148,326	195,120
Depreciation and amortization	63,483	185,855	250,000	69,498	201,475	273,327
						(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2016	2015	Difference
	Sep.30	Dec.31
Office	210,960	225,327	(14,367)
Imaging System	144,375	155,767	(11,392)
Industry and Others	139,139	120,801	+18,338
Total	494,474	501,895	(7,421)
(2) Inventories/Sales*			(Days)
	2016	2015	Difference
	Sep.30	Dec.31
Office	44	39	+5
Imaging System	49	43	+6
Industry and Others	108	86	+22
Total	55	47	+8
	*Index based on the previous six months sales.

12. DEBT RATIO
	2016	2015	Difference
	Sep.30	Dec.31
Total debt / Total assets	13.5%	0.0%	+13.5%

13. OVERSEAS PRODUCTION RATIO
	2016	2015
	YTD	Year
Overseas production ratio	44%	48%

14. NUMBER OF EMPLOYEES
	2016	2015	Difference
	Sep.30	Dec.31
Japan	68,019	68,325	(306)
Overseas	122,974	121,246	+1,728
Total	190,993	189,571	+1,422

- S5 -